UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          QUESTCOR PHARMACEUTICALS INC.
                  (formerly Cypros Pharmaceuticals Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232808105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John P. Mitchell, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box /X/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,172,597
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 10         SHARED DISPOSITIVE POWER
                                            8,172,597

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,172,597

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     21.90%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finance Holding S.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Luxembourg
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,172,597
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 10         SHARED DISPOSITIVE POWER
                                            8,172,597

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,172,597

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     21.90%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                     PF, AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         1,436,781
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,172,597
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            1,436,781

                                 10         SHARED DISPOSITIVE POWER
                                            8,172,597

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    9,609,378

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.76%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       IN

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                     PF, AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         1,436,782
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,172,597
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            1,436,782

                                 10         SHARED DISPOSITIVE POWER
                                            8,172,597

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    9,609,379

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     25.76%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                       IN

Item 1.  Security and Issuer.
         -------------------

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). The principal executive offices of Questcor are located at 3620 Whipple Road, Union City, California, 94587.

Item 2.  Identity and Background.
         -----------------------

     This Statement is being filed jointly on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau"), Sigma Tau Finance Holding S.A., a Luxembourg corporation ("Holding"), Mr. Claudio Cavazza, President of Sigma Tau ("Mr. C. Cavazza") and Mr. Paolo Cavazza, Vice President and Managing Director of Sigma Tau ("Mr. P. Cavazza", and collectively with Sigma Tau, Holding and Mr.
C. Cavazza, the "Reporting Parties").

     Sigma Tau owns 100% of the capital stock of Holding. Mr. C. Cavazza owns 60% of Sigma Tau and Mr. P. Cavazza owns 40% of Sigma Tau.

     The business address of Sigma Tau, Mr. C. Cavazza and Mr. P. Cavazza is Via Sudafrica, 20, 00144 Rome, Italy. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of it's subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa. Mr. C Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business. Mr. P. Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business.

     The business address of Holding is 19-21 Boulevard du Prince Henri, L-1724, Luxembourg. Holding is a holding company whose principal assets consist of the common stock of various entities mainly in the pharmaceutical industry.

     The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Sigma-Tau and Holding are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. C. Cavazza and Mr. P. Cavazza are citizens of Italy.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Reporting Parties acquired 5,279,034 shares of Common Stock pursuant to a Stock Purchase Agreement, dated July 31, 2001, in exchange for $3,500,000. The funds necessary to purchase the Common Stock were obtained from working capital of Holding.

     Previosly, the Reporting Parties, pursuant to a Stock and Warrant Purchase Agreement, dated April 5, 2001, acquired 2,873,563 shares of Common Stock in exchange for $1,499,999.80 and a warrant (the "Warrant") for

2,873,563 shares of Common Stock in exchange for $100,000. The funds necessary to purchase the Common Stock and the Warrant were obtained from working capital of Holding. On July 26, 2001, the rights to exercise 1,436,781 shares of Common Stock under The Warrant was assigned to Mr. C. Cavazza and the rights to exercise 1,436,782 shares of Common Stock under The Warrant was assigned to Mr.
P. Cavazza. On July 30, 2001, Mr. C. Cavazza exercised his right under the Warrant in exchange for $699,999.68. The funds necessary to exercise the Warrant were obtained from personal funds of Mr. C. Cavazza. On July 30, 2001, Mr. P. Cavazza exercised his right under the Warrant in exchange for $700,000.20. The funds necessary to exercise the Warrant were obtained from personal funds of Mr.
P. Cavazza.

     On April 3, 2001, Holding purchased 1,500 shares of Common Stock at the price of $0.6166 per share. On April 11, 2001, Holding purchased 18,500 shares of Common Stock at the price of $0.6000 per share. The funds necessary to purchase such Common Stock were obtained from working capital of Holding. All such transactions were made on the American Stock Exchange.


Item 4.  Purpose of the Transaction.
         --------------------------

     The purpose of the transaction was to acquire an equity investment interest in the Issuer.

     None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.



Item 5.  Interest in Securities of Questcor.
         ----------------------------------

     (a) The number of Common Shares as to which Sigma Tau and Holding has the sole power to vote or direct the vote is zero. The number of Common Shares as to which Sigma Tau and Holding shares the power to vote or direct the vote is 8,172,597. The number of Common Shares as to which Sigma Tau and Holding has the sole power to dispose or direct the disposition is zero. The number of Common Shares as to which Sigma Tau and Holding shares the power to dispose or direct the disposition is 8,172,597.

     (b) The number of Common Shares as to which Mr. C. Cavazza has the sole power to vote or direct the vote is 1,436,781. The number of Common Shares as to which Mr. C. Cavazza shares the power to vote or direct the vote is 8,172,597. The number of Common Shares as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 1,436,781. The number of Common Shares as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 8,172,597.

     (c) The number of Common Shares as to which Mr. P. Cavazza has the sole power to vote or direct the vote is 1,436,782. The number of Common Shares as to which Mr. P. Cavazza shares the power to vote or direct the vote is 8,172,597. The number of Common Shares as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 1,436,782. The number of Common Shares as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 8,172,597.

Except as set forth above, none of the Reporting Parties nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities
         of Questcor.
         --------------------------------------------------------------

     Except as set forth in this Statement, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Questcor, including but not limited to, transfer or voting of any of the securities of Questcor, finders fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Questcor.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     A. Joint Filing Agreement dated August 7, 2001 by and among the Reporting Parties.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  August 7, 2001


                             Sigma-Tau Finanziaria SpA


                             By:  /s/ Piero Belletti
                                  -------------------------------------------
                                  Name:  Piero Belletti
                                  Title:  Director


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma Tau Finance Holding S.A. is true, complete and correct.

Dated:  August 7, 2001


                                  Sigma-Tau Finance Holding S.A


                                  By: /s/ Maurizio Terenzi
                                      --------------------------------------
                                      Name:  Maurizio Terenai
                                      Title:  Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  August 7, 2001


                                  Claudio Cavazza


                                  By: /s/ Claudio Cavazza
                                      ------------------------------------------
                                      Name:  Claudio Cavazza



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  August 7, 2001


                                  Paolo Cavazza


                                  By: /s/ Paolo Cavazza
                                      --------------------------------------
                                      Name:  Paolo Cavazza



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of August 7, 2001 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated:  August 7, 2001
                               SIGMA TAU FINANZIARIA SPA


                               By:      /s/Piero Belletti
                                        ---------------------------------
                                        Name:  Piero Belletti
                                        Title: Director


                               Sigma-Tau Finance Holding S.A

Dated:  August 7, 2001


                               By:      /s/ Maurizio Terenzi
                                        ---------------------------------
                                        Name:  Maurizio Terenzi
                                        Title: Director


Dated:  August 7, 2001
                               CLAUDIO CAVAZZA


                               By:      /s/ Claudio Cavazza
                                        ---------------------------------
                                        Name:  Claudio Cavazza



                               PAOLO CAVAZZA

Dated:  August 7, 2001


                               By:      /s/ Paolo Cavazza
                                        ---------------------------------
                                        Name:  Paolo Cavazza

                                   Schedule A


Sigma-Tau Finanziaria SpA
-------------------------
                                          Title                     Citizenship
                                          -----                     -----------

Mr. Claudio Cavazza                       President                 Italian
via Sudafrica,20, Rome Italy-00144

Mr. Paolo Cavazza                         Vice President            Italian
via Sudafrica,20, Rome Italy-00144        and Managing Director

Mr. Mario Artali                          Managing Director         Italian
via Sudafrica,20, Rome Italy-00144

Mr. Antonio Nicolai                       Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Vittorio Ripa di Meana                Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Mauro Bove                            Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Piero Belletti                        Director                  Italian
via Sudafrica,20, Rome Italy-00144




Sigma-Tau Finance Holding S.A
------------------------------
                                          Title                     Citizenship
                                          -----                     -----------

Mr. Federico Franzina                     President                 Luxembourg
19-21 Boulevard du Prince Henri
L-1724 Luxembourg

Mr. Antonio Nicolai                       Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Maurizio Terenzi                      Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Piero Belletti                        Director                  Italian
via Sudafrica,20, Rome Italy-00144

Mr. Gustave Stoffel                       Director                  Luxembourg
Avenue Pasteur,6
LP-2310 Luxembourg

M. me Maryse Santini                      Director                  Luxembourg
19-21 Boulevard du Prince Henri
L-1724 Luxembourg

M. Patrick Ehrhardt                       Director                  Luxembourg
19-21 Boulevard du Prince Henri
L-1724 Luxembourg